October 1, 2010	Jenner & Block LLP 353 N. Clark Street Chicago, IL 60654-3456 Tel 312-222-9350 www.jenner.com	Chicago Los Angeles New York Washington, DC

VIA EMAIL AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Justin T. Dobbie J. Nolan McWilliams Juan Migone David R. Humphrey

Re:	General Motors Company Registration Statement on Form S-1 Filed August 18, 2010 File No. 333-168919

Ladies and Gentlemen:

On behalf of General Motors Company (the “Company” or “GM”), we submit this letter in response to a telephone conversation on September 21, 2010 with the staff (the “Staff”) of the Securities and Exchange Commission, relating to the Company’s Registration Statement on Form S-1 (File No. 333-168919) initially filed with the Commission on August 18, 2010 (as amended, the “Registration Statement”). Capitalized terms not defined herein have the meaning given to them in the Registration Statement.

The Company acknowledges the Staff’s request to provide additional information about the relationship between the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) and the UAW Retiree Medical Benefits Trust (the “New VEBA”), an independent trust that exists to manage its assets in order to provide medical benefits to certain UAW retirees of the Company, Ford Motor Company, Inc. (“Ford”) and Chrysler, LLC (“Chrysler” and collectively with the Company and Ford, the “Auto Companies”). The Company respectfully advises the Staff that the UAW and the New VEBA are independent of GM, and therefore the Company’s beliefs regarding the relationship between the two are based upon the Company’s review of certain agreements of which the Company has knowledge and upon the Company’s own dealings and experience with the UAW and the New VEBA.

Below is a detailed discussion of the background of the New VEBA, the process for selecting members on the committee that manages the New VEBA and its plans (the “Committee”),

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Committee voting and the independent fiduciary who manages the New VEBA’s investments in the securities of the Auto Companies, including GM’s common stock (the “Independent Fiduciary”).

Background of the New VEBA

The New VEBA is a voluntary employee beneficiary association that was established by the Committee, acting on behalf of employee beneficiary associations (“EBAs”) made up of employees and retirees of the Company, Ford and Chrysler that would be eligible for benefits from the new plans. The new plans, which are funded by the New VEBA, are not sponsored, established or maintained by the Auto Companies or the UAW. Finally, the New VEBA is wholly separate and independent from the Auto Companies, and the Committee has responsibility to administer the plans.

In order to permanently shift responsibility for providing healthcare for UAW hourly retirees, their spouses and dependents from GM to a new plan funded by the New VEBA, GM and the UAW executed the UAW Retiree Settlement Agreement (the “Settlement Agreement”) on July 10, 2009 in connection with the 363 Sale. The UAW entered into the agreement as both the exclusive collective bargaining representative of Company employees represented by the UAW and the authorized representative, as defined in Section 1114(c)(1) of the U.S. Bankruptcy Code, of those persons receiving retiree benefits pursuant to collectively bargained plans, programs and/or agreements between the Company and the UAW. Under the terms of the Settlement Agreement, the Company was released from UAW retiree healthcare claims incurred after December 31, 2009. All obligations of the Company and any other entity or benefit plan for retiree medical benefits for the class and the covered group arising from any agreement between GM and the UAW terminated at December 31, 2009. GM’s obligations to the plan and the New VEBA are limited to those in the Settlement Agreement.

Ford and Chrysler each have their own settlement agreements with the UAW relating to retiree healthcare obligations that were assumed by the New VEBA. The New VEBA will keep each plan segregated in a separate account for each Auto Company’s retirees.

Selection of Committee Members

Under Section 4.A. of the Settlement Agreement, the New VEBA and the new plan are administered by a committee (the “Committee”) consisting of eleven members. Of the original Committee members at the time of the Settlement Agreement, five were appointed by the UAW and six were independent members, who were appointed pursuant to a court order dated July 31, 2008. Section 4.A. of the Settlement Agreement also provides that replacement members shall be appointed as described in the UAW Retiree Medical Benefits Trust Agreement (as amended, the “Trust Agreement”).

Under Section 9.1 of the Trust Agreement, the Committee shall consist of eleven individuals: six independent members (the “Independent Members”) and five members appointed by the UAW (the “UAW Members”). Independent Members have terms of three year periods, except that four of the original Independent Members have shorter terms. No member of the Committee may be a current or former officer, director or employee of an Auto Company; provided,

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however, that a retiree who was represented by the UAW in his or her employment with the Auto Company, or an employee of an Auto Company who is on leave from the Auto Company and is represented by the UAW, may be a UAW Member. No Committee member may be authorized to act for an Auto Company or be an agent or representative of an Auto Company for any purpose.

Under the terms of the Trust Agreement, the six Independent Members:

•	May not be appointed by the UAW;
•

Must have experience in fields such as healthcare, employee benefits, asset management, human resources, labor relations, economics, law, accounting or actuarial science that indicates a capacity to fulfill the powers and duties of the Committee and, wherever practicable, helps to provide a range of relevant experiences to the Committee;

•

Shall not have, and no family member, employer or partner shall have, any financial or institutional relationship with an Auto Company or the UAW if such relationship could reasonably be expected to impair such person’s exercise of independent judgment; and

•

May be removed or replaced and shall have a successor elected by the affirmative vote of nine members of the Committee; or, if the Committee fails to appoint a successor Independent Member, the selection of such successor may be referred to an arbitrator or to a court of competent jurisdiction.

Under the terms of the Trust Agreement, the five UAW Members:

•	Serve at the discretion of the UAW International President; and
•	May be removed or replaced, and a successor designated, at any time by written notice from the UAW International President to the Committee.

Committee Voting

Pursuant to Section 9.9 of the Trust Agreement, actions by the Committee are by majority vote with each member having one vote, subject to certain limitations, including:

•	No action may be taken without at least one vote in the majority from an Independent Member and one vote in the majority from a UAW Member;
•

In the event that a vacancy exists in the number of Independent Members, or that an Independent Member is absent (and has not delivered a proxy), a majority of the Independent Members present shall be entitled to cast the vote otherwise exercisable by the Independent Member not present; and

•

In the event that a vacancy exists in the number of UAW Members, or that a UAW Member is absent (and has not delivered a proxy), a majority of the UAW Members present shall be entitled to cast the vote otherwise exercisable by the UAW Member not present.

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Independent Fiduciary

Pursuant to Article XI of the Trust Agreement, discretionary authority with respect to acceptance, management, disposition and voting of Company securities held by the New VEBA rests solely in an Independent Fiduciary appointed by the Committee. The Independent Fiduciary, not the Committee, is the named fiduciary and investment manager for such holdings. The Committee may remove the Independent Fiduciary and appoint a successor Independent Fiduciary. Based upon the Company’s experience with the New VEBA, the Company respectfully advises the Staff of its belief that the New VEBA has appointed Nell Hennessy, President and Chief Executive Officer of Fiduciary Counselors, Inc., as the Independent Fiduciary to manage Company securities held by the New VEBA.

Should you have any questions or comments regarding this letter, please feel free to contact me at (740) 633-9500.

Very truly yours,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

cc:

Nick S. Cyprus

Vice President, Controller and Chief Accounting Officer

General Motors Company

Robert C. Shrosbree, Esq.

General Motors Company

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jenner & Block LLP

Richard A. Drucker, Esq.

Sarah E. Beshar, Esq.

Davis Polk & Wardwell LLP

October 18, 2010	Jenner & Block LLP 353 N. Clark Street Chicago, IL 60654-3456 Tel 312-222-9350 www.jenner.com	Chicago Los Angeles New York Washington, DC

VIA EMAIL AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb Justin T. Dobbie J. Nolan McWilliams Juan Migone David R. Humphrey

Re:	General Motors Company Registration Statement on Form S-1 Filed August 18, 2010 File No. 333-168919

Ladies and Gentlemen:

On behalf of General Motors Company (the “Company” or “GM”), we submit this letter in response to a telephone conversation on September 21, 2010 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-168919) initially filed with the Commission on August 18, 2010 (as amended, the “Registration Statement”). Capitalized terms not defined herein have the meaning given to them in the Registration Statement.

The Company acknowledges the Staff’s request to provide additional information about the interview with the Company’s Chairman and CEO, Mr. Akerson on September 16, 2010 and an analysis of why the Company believes that these statements are consistent with Section 5 of the Securities Act of 1933, as amended (the “Securities Act”).

Overview

On September 16, 2010, Dan Akerson, GM’s newly elected CEO, attended a media roundtable in Detroit, Michigan. We are supplementally furnishing a transcript of that event.

The media roundtable was scheduled in response to many requests by the media to speak to the new head of GM following the announcement of the transition. In light of the fact that the public offering was not scheduled to take place until mid-November 2010, the Company did not

Securities and Exchange Commission

believe it could delay the introduction of its new CEO given the many requests and questions from important constituencies in the United States and abroad, such as suppliers, employees, dealers, consumers, creditors, retirees, joint venture partners and residents of the municipalities and foreign countries in which GM does business. In scheduling the interview, the Company and Mr. Akerson constructed ground rules and responded to questions in a manner they felt was consistent with the Commission’s rules and guidance on communications during a public offering.

The focus of the interview was first and foremost on Mr. Akerson as the new head of one of the largest manufacturing companies in the world and its effect on the economic and political landscape. His comments reflected the fact that GM operates in a highly global and competitive business and represented a continuation of the Company’s customary product marketing and efforts to build its brands around the world and in the U.S. In addition, as one of the largest manufacturing companies in the world, the ability to maintain good relationships with employees and supporting businesses globally is critical to the Company’s success. Therefore, a number of comments were designed to maintain good relations with its employees and the UAW as well as with supporting businesses, such as its dealers and suppliers. Mr. Akerson’s statements were also meant to address his and the Company’s role with respect to the Detroit community. Finally, his comments spoke to issues important to retirees and municipalities affected by openings and closings of GM plants, as well as associated staffing levels.

While the focus of Mr. Akerson’s comments were unquestionably on the impact of his new role as the head of General Motors, product marketing, and employee, retiree and community relations, the remainder of his comments either did not amount to material information or were factual business information, which has been disclosed in the Registration Statement. However, even if arguably some of the information provided in the interview did not constitute factual business information, the Company believes that the communications in question were not an “offer” for purposes of Section 5 of the Securities Act as analyzed under Securities Act Releases 33-5180 and 33-8391.

Communications were not an “offer”

In Securities Act Release 33-5180, “Guidelines for Release of Information by Issuers Whose Securities Are in Registration” (August 20, 1971) (“Release 5180”), the Commission set forth its policies and guidelines regarding communications with the public by reporting issuers who have securities in registration. In that connection, Release 5180 states that:

The Commission today took note of situations when issuers whose securities are “in registration” may have refused to answer legitimate inquiries from stockholders, financial analysts, the press or other persons concerning the company or some aspect of the business. The Commission hereby emphasizes that there is no basis in the securities acts or in any policy of the Commission which would justify the practice of non-disclosure of factual information by a publicly held company on the grounds that it has securities in registration under the Securities Act of 1933 . . .

. . . issuers and their representatives should not initiate publicity when in registration, but should nevertheless respond to legitimate inquiries for factual

Securities and Exchange Commission

information about the company’s financial condition and business operations. Further, care should be exercised so that, for example, predictions, projections, forecasts, estimates and opinions concerning value are not given with respect to such things, among other, as sales and earnings and value of the issuer’s securities. . . . Issuers in this regard should:

1. Continue to advertise products and services.

2. Continue to send out customary quarterly, annual and other periodic reports to stockholders.

3. Continue to publish proxy statements and send out dividend notices.

4. Continue to make announcements to the press with respect to factual business and financial development; i.e., receipt of a contract, the settlement of a strike, the opening of a plant, or similar events of interest to the community in which the business operates.

5. Answer unsolicited telephone inquiries from stockholders, financial analysts, the press and others concerning factual information.

6. Observe an ‘open door’ policy in responding to unsolicited inquiries concerning factual matters from securities analysts, financial analysts, security holders, and participants in the communications field who have a legitimate interest in the corporation’s affairs.

7. Continue to hold stockholder meetings as scheduled and to answer shareholders’ inquiries at stockholder meetings relating to factual matters.

Release 5180, at 1-3 (emphasis added).

As noted above, the interview was scheduled to respond to legitimate inquiries for factual information about the Company, following the occurrence of a significant event, namely the election of a new Chief Executive Officer. Indicative of the fact that Mr. Akerson’s comments were not an offer, Mr. Akerson began the interview by declaring that he did not intend to answer any questions about the IPO. This statement was intended to fend off any questions about the offering. During the hour long interview, Mr. Akerson declined to discuss the offering. Moreover, none of his statements included information about the offering or any specific offering terms. In addition, Mr. Akerson consistently refused to provide any information on the terms of the offering when pressed and instead attempted to deflect any questions by regularly declaring that, “I really can’t comment on that.” When asked directly:

“why won’t you answer questions on the IPO?” Mr. Akerson responded:

“Because as you know, once you have an S-1 on file, there are SEC regulations that state clearly that we cannot do it. We cannot comment on the IPO while the S-1 is on file. Sorry.”

Securities and Exchange Commission

Mr. Akerson’s statements were not intended to, nor does the Company believe the statements have the effect of, conditioning the market for an offering. Mr. Akerson’s statements were consistent with investor protections: they informed the public of the impact of his transition and any factual information about the Company related to that transition. Significantly, we note that while GM does not have a class of publicly-traded securities outstanding, GM has obligations as a reporting company to respond to legitimate inquiries regarding factual business information. In addition, in granting no-action relief to Old GM on July 9, 2009 regarding Old GM’s and the Company’s filing requirements, the SEC Staff relied in part on the Company’s representation that Old GM’s bondholders could look to public information about GM in order to assess the value of Old GM’s equity interest in GM.

Application of the safe harbor

Even if such communications were deemed an “offer,” however, the Company believes that such communications fall within the safe harbor for communications provided by Rule 168. Rule 168 provides a non-exclusive safe harbor from gun-jumping provisions for reporting issuers for an issuer’s continued release or dissemination of communications of regularly released factual business and forward looking information.

In Securities Act Release 33-8591, “Securities Offering Reform” (December 1, 2005) (“Securities Offering Reform Release”) the Commission set forth its position regarding communications made outside a predetermined schedule that would be covered by the safe harbor in Rule 168. The Securities Offering Reform Release stated:

We believe that it is more appropriate to provide issuers the flexibility to use the means and timing they believe is appropriate for their ongoing business communications. We would note, however, that there are circumstances in which communications made outside a predetermined schedule or not at regular intervals would be covered by the safe harbor. The Rule is not intended to cover only scheduled releases of information but also could cover communications, such as product advertising and product release information or earnings guidance changes, that are made on an unscheduled or episodic basis, provided that the issuer has previously provided such communications containing factual business and forward-looking information in that manner. Thus, for unscheduled or episodic releases, the nature of the event triggering the communication would be taken into account in determining whether the regularly released condition is satisfied. For example, if an issuer only gives guidance upon the occurrence of certain types of developments, a release of guidance when a materially similar event occurs could be materially consistent, even if not done at regular intervals. As another example, if an issuer launches a product only episodically, disclosure or advertising of a product launch still could be materially consistent.

Release 8591, at 65 (emphasis added).

Consistent with the provisions of the Rule 168 safe harbor, which allows for the regular release of statements about the issuer management’s plans and objectives for future operations,

Securities and Exchange Commission

Mr. Akerson provided factual business and qualitative forward-looking information in response to an important triggering event—his election as CEO. The Company and Old GM have regularly provided factual business and forward-looking information in much the same manner upon the election of a new CEO in the past, as evidenced by the fact that both Ed Whitacre (December 2009) and Fritz Henderson (March 2009) took questions from the media shortly after being elected CEO. Moreover, in addressing the safe harbor for forward-looking statements, the Commission stated in the Securities Offering Reform Release:

The existing safe harbors for the content of forward-looking statements are designed to encourage the provision of forward-looking information. Where an issuer regularly releases forward-looking information in the ordinary course, we indicated in the Proposing Release that we believe that the purpose of such communication is to keep the market informed about the issuer and its future prospects and, thus, the continued release or dissemination of this information in the ordinary course is not for the purpose of offering securities or conditioning the market for new issuances of the issuer’s securities. Many issuers disclose earnings forecasts and other forward-looking information publicly to provide more information to the markets and to enable them to continue to have discussions to which Regulation FD applies. We do not believe that it is beneficial to investors or the markets to force reporting issuers to suspend their ordinary course communications of regularly released information that they would otherwise choose to make because they are raising capital in a registered offering.

Release 8591, at 58-60.

Mr. Akerson’s comments were communications in furtherance of the Company’s responsibility to communicate, in a business-as-usual mode, about significant developments at the Company and its progress. Finally, we note that the factual information presented by Mr. Akerson in the interview has been largely disclosed in the Registration Statement.

Should you have any questions or comments regarding this letter, please feel free to contact me at (740) 633-9500.

Very truly yours,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

Enclosures

Securities and Exchange Commission

cc (w/o enclosures):

Nick S. Cyprus

Vice President, Controller and Chief Accounting Officer

General Motors Company

Robert C. Shrosbree, Esq.

General Motors Company

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jenner & Block LLP

Richard A. Drucker, Esq.

Sarah E. Beshar, Esq.

Davis Polk & Wardwell LLP